Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400
May 22, 2008
Securities and Exchange Commission
Washington, DC20548
Attention: Jennifer R. Hardy, Esq.
                 Legal Branch Chief

                                                                             Re:             Fuda Facuet Works
                                                                                        Registration Statement on Form S-1, Amendment No. 1
                                                                                        Filed on:  April 18, 2008
                                                                                        File No. 333-148254

Prospectus Summary, page 4
Reverse Acquisition, page 4
1.            Your statement that your “sole business became the business of Moral Star BVI...” seems incorrect since you had no operations prior to the reverse acquisition. Please revise accordingly.
We have revised the sentence to state that “the business of Moral Star BVI and its affiliated companies became our business.”
Risk Factors, page 7
Failure to repay our loans can hinder our business operations and profitability. page 8
2.            Please explain the meaning of the word “workshops.” it is unclear whether you are referring to buildings, equipment, or both.
Both in this risk factor and elsewhere in the prospectus and the Form 10-KSB, we have made it clear that the reference is to the workshop buildings.
Selling. Stockholders, page 12
3.            It seems that footnotes 2 and 3 to the Selling Stockholders table should be in reverse order. Please revise.
We have corrected the footnotes.
4.            Please discuss who Li Sheng is, i.e., an affiliate of the company, a broker. Identify the company that Li Sheng is with if applicable.
Li Sheng is not an affiliate of the Company.  Li Sheng is the control party of Shanda International Capital Investment Limited.  We have revised the language to refer to Shanda and to state that Mr. Li Sheng is the control party.
Plan of Distribution, page 16
5.            Following the recent rule change affecting smaller reporting companies, please remove the reference to Form 10-SB in the last paragraph of page 16.
We have changed the reference to refer to a Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Years Ended December 31, 2007 and 2006, page 22
6.            We have read your response to comment 38 from our letter dated March 12, 2008. You indicate that net sales in Dubai increased to $22.7 million and net sales in Russia increased to $1.6 million in 2007. However, your table on page 19 indicates that net sales to the United Arab Emirates, which includes Dubai were only $22.5million. Please revise your net sales figures accordingly. In addition, you have explained an increase in net sales of$ 17.1 million. However, the increase in net sales from 2006 to 2007 was $14.1 million after taking into account reduction in sales to customers in China, Turkey, Israel and other countries. Please provide additional detail to explain the reasons for any offset to net sales during 2007.
We have corrected the amount of sales to United Arab Emirates.  The change in the countries to which our products are sold reflected a redirection of our marketing effort to concentrate in the United Arab Emirates and develop our business in Russia.

Business. page 24
Corporate Structure, page 25
7.            We note your response to our prior comment 44. However, it does not appear that you have filed any of the agreements disclosed here as exhibits. Please tell us why these agreements are not required to be filed in accordance with Item 601(b)(10) of Regulation S-K or file them with your next amendment.
We have filed the agreements as exhibits.

Market and Competition. page 29
Overview of the Copper and Faucet Industry, page 29
8.            We note your revised disclosure in response to our prior comment 49. As requested previously, please tell us whether the BSRIA report is available publicly or whether it was prepared specifically for you or paid by you.
For the information of the staff, Britain BSRIA Ltd. (website www.bsria.co.uk) publishes general reports on various facets of the construction industry, including bathroom products, and publishes customized reports. The reports offering general industry intelligence are available at a modest price.  We did not engage Britain BSRIA to perform any research on our behalf, but we used its general information about our market.

Principal Customers, page30
9.            Please disclose in a footnote whether Isabella Hardware Trading L.L.C. is also a distributor based in the United Arab Emirates.
We have disclosed the fact that Isabella Hardware Trading LLC is a distributor based in the United Arab Emirates.

Financial Statements
Consolidated Statements of Operations and Comprehensive income, page F-4
10.          We have read your response to comment 63 from our letter March 12, 2008. We continue to believe that you should separately disclose cost of sales associated with related parties on the face of the income statement regardless of whether your inventory purchases from related parties are on substantially the same terms as transactions with non-affiliated parties. Please revise your income statement accordingly. Refer to Rule 4-08(k) and Item 2 of Rule 5-03 of Regulation S-X.
Cost of sales for all periods presented has been revised to show on the face of the statements of operations, the cost of sales – related parties.  Similar disclosure is included in the MD&A.
11.          Please tell us how you determined that it is appropriate to include your reverse acquisition costs as an expense outside of operating income instead of as a component within operating income. Please cite the accounting literature to support your conclusion.
Reverse acquisition costs have been reclassified to be a component within operating income.
Statement of Changes in Stockholders’ Equity. page F-5

12.          It is not clear how you calculated the adjustment related to your reverse merger and share exchange transaction of $73,127 on December 31, 2007. Please provide us with a summary of the adjustments made as a result of the reverse merger that resulted in your adjustment of $73,127 to additional paid in capital.
The financial statements for the year ended December 31, 2007 has been restated.  The changes, including those referred to in comment 12, are described in detail in Note 18 to the December 31, 2007 financial statements.
13. Equity-based Transactions, pageF-18
(3) Preferred Stock and Relating Warrants, page F-I 8
13.          It appears that the table on page 15 of your Form S-1/A and on page F-21 of your financial statement footnotes is intended to represent the same information. Please revise the tables as necessary so that they are consistent. If they are not intended to represent the same information, please revise to more clearly distinguish between the content of the two tables.
The table in the financial statements has been revised.  The table, as presented in Amendment No. 1, reflected the adjusted exercise price based upon the same shortfall in both 2007 and 2008.  Since the earnings target for 2007 was met, the table now reflects the range of adjusted exercise prices if there is a shortfall only in 2008.

14.          We note your disclosures on page F-19 that you may not redeem shares of common stock so long as the Series A preferred stock is outstanding. We also note your disclosures on page F-21 that you have no right to redeem the warrants. Please revise your filing to indicate if the holders of Series A preferred stock and holders of the $1.80 and $3.00 warrants have the right to redeem their securities. If so, please also revise your filing to disclose the circumstances under which the securities are redeemable and the terms of the redemption features.
The holders of the series A preferred stock and the warrants have no redemption rights with respect to either the series A preferred stock or the warrants.  Language to that effect has been added to the description of the series A preferred stock and the warrants.
15.          Please revise to clarify whether the 3,000,000 shares of Series A preferred stock issued into escrow are a component of the 3,090,000 shares issued on December 3, 2007 or if they are in addition to the December 3, 2007 issuance of Series A preferred stock.
Language has been included to make it clear that the 3,000,000 shares are in addition to the 3,090,909 shares that were issued to the investors.
16.          We note your disclosure on page F-2l that liquidated damages as a result of failing to appoint a majority of independent directors 90 days after closing would amount to $408,000. Please revise your filing to more clearly explain the timing of when you begin to accrue for liquidated damages payments and how damages are assessed. For example, it is unclear whether you owe $408,000 of liquidated damages as of March 3, 2008 due to your failure to appoint a majority of independent directors or whether damages are assessed on a daily, monthly, quarterly, etc. basis until the violation is cured, up to a maximum of $408,000 per year.
The disclosure has been revised to make it clear that the liquidated damages are based on the number of days that the Company is not in compliance.  The Notes 13 on notes to March 31 the financial statements also states that the Company is in compliance with these requirements and the investors waived liquidated damages payable for the failure to have the independent board and committees in place on the required dates.
17.          We have read your response to comment 59 from our letter dated March 12, 2008. However, in the interest of more fully understanding how you considered the relevant accounting literature in determining the classification of your convertible preferred stock and warrants issued in December 2007, please provide us with a detailed analysis demonstrating for us how you considered the following:
•    If your warrants are considered put warrants which should be accounted for as liabilities. Refer to FSP 150-1 and 150-5;
•    If your warrants meet the definition of a derivative that would require bifurcation under SFAS 133. Refer to paragraphs 6-9 of SFAS 133 and DIG Issue A17. If you believe you meet the scope exception of paragraph 11(a) of SFAS 133, please explain how you arrived at this determination. Note that you may have to refer to EITF 00-19 to make this determination since one of the paragraph 11(a) criteria involves determining whether the instrument would be classified in stockholder’s equity. To determine this classification, the instrument must be analyzed under EITF 00-19; and
•    If you’re convertible preferred stock includes an embedded derivative that should be bifurcated and accounted for as a derivative. Refer to paragraph 12 and 61 of SFAS 133. If you believe you meet the scope exception of
•    paragraph 11(a) of SFAS 133, please explain how you arrived at this determination. Note that you may have to refer to EITF 00-19 to make this determination since one of the paragraph 11(a) criteria involves determining whether the instrument would be classified in stockholder’s equity. To determine this classification, the instrument must be analyzed under EITF 00-19.

To the extent that you performed an analysis under EITF 00-19 to determine that you met the scope exception of paragraph l 1(a) of SFAS 133, please provide us with your complete EITF 00-19 analysis.

The Company has expanded the discussion of the accounting treatment in section (3)(v) of Note 13.
                A portion of the consideration paid for the series A preferred stock and warrants is allocated to the warrants, based on the Black-Scholes model, with $1,504,840 being allocated to the series A preferred stock. The effective conversion price is determined by dividing the consideration allocated to the series A preferred stock by the number of shares of common stock issuable upon conversion of the series A preferred stock. Pursuant to the securities purchase agreement, 3,000,000 additional shares of series A preferred stock are being held in escrow. Some or all of these shares may be delivered to the investors contingent on future earnings, with the remaining shares, if any, delivered to the Company and cancelled. No shares were required to be delivered to the investors at December 31, 2007, since the financial test for 2007 had been met. When it is determined whether or not any additional shares of series A preferred stock are to be delivered to the investors, the Company calculate the effective conversion price at that time and report a deemed dividend to the preferred stockholders equal to the intrinsic value of the beneficial conversion feature. Accordingly, at December 31, 2007, the Company did not recognize a dividend to the preferred stockholders.
The 3,090,909 shares of series A preferred stock are convertible into 3,090,090 shares of common stock, at a conversion price of $1.10 (which is the liquidation preference per share of series A preferred stock).
In addition to standard anti-dilution adjustments for stock splits and stock dividends, the conversion price of the series A preferred stock is adjusted downwards if the Company sells securities at a price or with an exercise or conversion price less than the conversion price of the series A preferred stock.
As a result, the series A preferred stock would not be considered to be “conventional convertible preferred stock,” as that term is used in EITF Issues 00-19 and 05-02 because it is not convertible into a fixed number of shares.  However, although the series A preferred stock has a liquidation preference of $1.10 per share and does not have voting rights (except on matters that would adversely affect the rights of the holders), it has no redemption provisions and is not entitled to dividends.  Accordingly, the preferred stock is more akin to an equity instrument than a debt instrument, as discussed in FAS 133, paragraphs 61(k) and 61(l).  See also, FAS 150, paragraph 12.  As an equity instrument, with no redemption provisions and no dividends, the risks and rewards of the embedded conversion option are considered to be clearly and closely related to the risks and rewards of the host instrument.   Accordingly, in accordance with FAS 133, paragraph 12(a), the embedded derivative should not be bifurcated.

The only embedded derivative in the series A preferred stock is the conversion option, which, as discussed above, is not required to be bifurcated and accounted for separately as a derivative instrument liability.
In addition to the series A preferred stock, the Company issued to the investors five-year warrants to purchase 2,060,060 shares of common stock at $1.80 per share and 4,121,212 shares of common stock at $3.00 per share.
The warrants contain the same anti-dilution provisions as the series A preferred stock, i.e., the exercise price of the warrants is adjusted downwards under if the Company issues stock at a price or convertible securities which have a conversion or exercise price which is less than the exercise price or if the Company fails to meet certain financial tests.  However, the number of warrants is not changed in such circumstances, i.e., the number of shares issuable is fixed.
Both the series A preferred stock and the warrants are subject to a registration rights agreement, which imposes liquidated damages for non-performance.  The Company is required to file a registration statement registering the common shares underlying the preferred stock and warrants by February 1, 2008 and have the registration statement declared effective by June 29, 2008.  At March 31, 2008, the Company believed (and it still believes) that the registration statement will be declared effective by June 29, 2008.  Accordingly, no liquidated damages were accrued at March 31, 2008.  In the event that the registration statement is not declared effective by June 29, 2008, and the date is not extended, the Company will accrue, at June 30, 2008, the amount of liquidated damages accrued through June 30, 2008 plus such additional liquidated damages as would be payable based on the Company’s estimate as to when the registration statement would be declared effective.
The Company accounts separately for liquidated damages under the registration rights agreement in accordance with FAS 5, i.e., a liability for the fair value of the series A preferred stock expected to be issued is recorded when it becomes probable that a liability will be incurred (and it can be reasonably estimated).  The existence of the potential liquidated damages does not affect the evaluation of the appropriate accounting for the embedded conversion option of the series A preferred stock or the warrants, under FAS 133 or EITF 00-19.
In evaluating the Warrants under FAS 133, paragraph 11(a) and paragraphs 12 – 32 of EITF 00-19, as summarized below, we have concluded that the Warrants should be accounted for as equity instruments, as the requirements of paragraphs 12 – 32 are met.

EITF 00-19 paragraphs 12 – 32 tests	Comments

The contract permits the company to settle in unregistered shares.
See discussion below.  The liquidated damages imposed by the registration rights agreement are not considered to be an “uneconomic settlement alternative” and thus the Company can settle the contract by delivering unregistered shares and paying the liquidated damages.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
The number of shares issuable upon exercise of the warrants is fixed and the Company has sufficient shares reserved for issuance.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
The number of shares to be issued on exercise of the warrants is fixed at 6,181,181 and there are no circumstances under which that number would be increased (except for standard anti-dilution stock splits etc.).

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
The Company is required to use its best efforts to comply with its reporting and filing obligations under the 1934 Act.  If it fails to do so, and the stock is not traded on the OTC Bulleting Board (or a higher market or exchange), there is liquidated damages, which are payable in cash or series A preferred stock, as the investor shall request, but not more than 12% of the purchase price of the securities.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e., there are no cash settled "top-off" or "make-whole" provisions).
There are no such provisions in the agreement.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no specific provisions or circumstances in the contract that would require net-cash settlement.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

There is no requirement in the contract to post collateral at any point or for any reason.	No collateral is required.

The Warrants permit, but do not require, the holder to execute a “cashless” exercise if the common shares underlying the warrants are not registered.  From the Company’s perspective, although the Company cannot control the ability to deliver registered shares, as implicitly required by the registration rights agreement, it can alternatively deliver unregistered shares and pay the liquidated damages imposed by the registration rights agreement.  Those liquidated damages are payable in additional shares of series A preferred stock (not in cash) and are capped at 370,000 shares.  Because these liquidated damages represent a maximum of 12% of the number of shares of series A preferred stock sold to the investors (3,090,090 shares) and represent approximately 4% of the total shares of common stock issuable by the investors on conversion of the series A preferred stock and exercise of the warrants (9,272,727 shares), we believe that they represent no more than a reasonable discount for the difference between registered and unregistered shares.  In consequence, delivery of unregistered shares and payment of the additional shares as liquidated damages is not considered to be an “uneconomic settlement alternative” and therefore the ability of the Company to settle the contract in unregistered shares is considered to be met.
15. Segment Reporting, page F-23
18.          We have read your response to comment 71 from our letter March 12, 2008. Please also revise your disclosures to include long-lived assets located in your country of domicile and in all foreign countries, if applicable. See paragraph 38(b) of SFAS 131.
The disclosure has been revised to state that the long-lived assets are located in China.
Part II
Recent Sales of Unregistered Securities, page II-2
19.          We note your revised disclosures in response to our prior comment 72; however, you do not provide the basis for the claimed exemptions. Please revise your disclosures accordingly.
The disclosure has been revised to provide the basis for the exemptionn.
Form 10-KSB For The Year Ended December 31. 2007
Item 8A - Controls and Procedures. page 28
20.          Please revise your disclosure in future filings to provide the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).
The Company will comply with the staff’s comment in future filings. In view of the restatement of the Company’s financial statements at December 31, 2007, the Company’s amendment on Form 10-KSB/A will reflect revised language relating to disclosure controls and procedures.

Exhibits 31.1 and 31.2
21.          We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
The Company will comply with the staff’s comment in future filings.
The Company is looking for an effective date on or about June 4, 2008.  We would appreciate any expeditious treatment you could give this filing.
                                                                                    Very truly yours,
                                                                                    /s/  Wu Yiting
                                                                                    Wu Yiting, Chief Executive Officer